Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

May 4, 2010

Fresenius Medical Care Reports Strong Start for 2010 and Confirms Outlook for Full Year

2010 1st-Quarter Summary:

Net revenue	$2,882 million	+13%
Operating income (EBIT)	$423 million	+7%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$211 million	+7%
Earnings per share	$0.70	+6%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company” or “FMC AG & Co. KGaA”), the world’s largest provider of dialysis products and services, today announced its results for the first quarter of 2010.

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Revenue

Net revenue for the first quarter of 2010 increased by 13% to $2,882 million (+10% at constant currency) compared to the first quarter of 2009. Organic revenue growth worldwide was 8%. Dialysis services revenue grew by 13% to $2,171 million (+11% at constant currency) in the first quarter of 2010. Dialysis product revenue rose by 12% to $711 million (+5% at constant currency) in the same period.

North America revenue increased by 10% to $1,960 million. Organic revenue growth was 8%. Dialysis services revenue grew by 12% to $1,760 million. Average revenue per treatment for U.S. clinics increased to $355 in the first quarter of 2010 compared to $338 for the corresponding quarter in 2009. This development was attributable principally to reimbursement increases and increased utilization of pharmaceuticals. Dialysis product revenue increased by 1% to $200 million, led by higher sales of hemodialysis disposables and pharmaceuticals. In peritoneal dialysis we are focused on the continued market launch of the Liberty Cycler, resulting in a 13% growth internally.

International revenue increased by 17% to $922 million. Based on constant currency, revenue grew by 8%. Organic revenue growth was 6%. Dialysis services revenue was $411 million, an increase of 19% (+9% at constant currency). Dialysis product revenue increased by 16% to $511 million (+7% at constant currency), supported by higher sales of dialyzers and dialysis machines.

Earnings

Operating income (EBIT) for the first quarter of 2010 increased by 7% to $423 million compared to the first quarter of 2009. The operating margin decreased from 15.5% in the first quarter of 2009 to 14.7% in the first quarter of 2010.

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In North America, the operating margin increased from 15.3% in the first quarter of 2009 to 15.6% in the first quarter of 2010. The margin development was impacted favorably by an increase in revenue per treatment and effective cost-containment measures.

In the International segment, the operating margin decreased from 18.7% in the first quarter of 2009 to 16.4% in the first quarter of 2010. The margin development was influenced negatively by the devaluation of the Venezuelan Bolivar.

Net interest expense for the first quarter of 2010 was $67 million compared to $74 million in the comparable quarter of 2009, mainly due to lower short-term interest rates.

Income tax expense was $128 million for the first quarter of 2010 compared to $111 million in the first quarter of 2009, reflecting effective tax rates of 35.8% and 34.3%, respectively.

Net income attributable to FMC AG & Co. KGaA for the first quarter of 2010 was $211 million, an increase of 7% compared to the first quarter of 2009.

Earnings per share (EPS) for the first quarter of 2010 rose by 6% to $0.70 per ordinary share. The weighted average number of shares outstanding for the first quarter of 2010 was approximately 299.6 million shares compared to 297.7 million shares for the first quarter of 2009. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

Cash Flow

In the first quarter of 2010, the Company generated $349 million in cash from operations, an increase of 124% compared to the first quarter of 2009 and representing approximately 12% of revenue. The cash flow performance was influenced positively by improvements in working capital, increased earnings and lower income tax payments.

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A total of $99 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $250 million compared to $45 million in the first quarter of 2009. A total of $82 million in cash was used for acquisitions net of divestitures. Free cash flow after acquisitions and divestitures was $168 million compared to $9 million in the first quarter of the previous year.

Please refer to the attachments for a complete overview of the first quarter of 2010 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of March 31, 2010, Fresenius Medical Care treated 198,774 patients worldwide, which represents a 6% increase compared to the previous year. North America provided dialysis treatments for 133,105 patients, an increase of 5%. Including 30 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 134,847. The International segment served 65,669 patients, an increase of 9% over the prior year’s figure.

As of March 31, 2010, the Company operated a total of 2,580 clinics worldwide, which represents a 5% increase compared to the previous year. The number of clinics is comprised of 1,788 clinics in North America (1,818 including managed clinics), and 792 clinics in the International segment, representing an increase of 4% and 8%, respectively.

Fresenius Medical Care delivered approximately 7.51 million dialysis treatments worldwide during the first quarter of 2010. This represents an increase of 7% over the same quarter last year. North America accounted for 5.03 million treatments, an increase of 6%, and the International segment delivered 2.47 million treatments, an increase of 8%.

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Employees

As of March 31, 2010, Fresenius Medical Care had 69,329 employees (full-time equivalents) worldwide compared to 67,988 employees at the end of 2009. This increase of 1,341 employees is due to overall growth in the Company’s business.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased from 2.64 at the end of the first quarter of 2009 to 2.30 at the end of the first quarter of 2010.

Rating

There have been no rating changes in the first quarter of 2010. On April 29, 2010, Standard & Poor’s Rating Services has raised the outlook from stable to positive. Standard & Poor’s continues to rate the Company’s corporate credit as ‘BB’. Moody’s rates the Company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. Fitch rates the Company’s corporate credit as ‘BB’ with a ‘stable’ outlook.

For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Issuance of Senior Notes

At the start of 2010, Fresenius Medical Care issued €250 million aggregate principal amount of senior notes with a maturity in 2016. The proceeds from the issue were used to pay back short-term financial liabilities and for general business purposes.

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Outlook for 2010

For the full year of 2010, the Company confirms its outlook.

Revenue is expected to grow to more than $12 billion.

Net income attributable to FMC AG & Co. KGaA is expected to be between $950 million and $980 million in 2010.

The Company expects to spend $550 million to $650 million on capital expenditures and up to $400 million on acquisitions. The debt/EBITDA ratio is expected to be below 2.5 by the end of 2010.

“We are pleased to report a strong start for 2010 and we confirm our outlook for the full year,” said Ben Lipps, chief executive officer of Fresenius Medical Care. “Strong organic growth is expected to continue and we also expect to strengthen our global presence through selective acquisitions, especially in the area of dialysis services. We had an excellent cash flow performance in the first quarter of 2010, supported by a continued impressive development in the days sales outstanding. Our most important goal for clinical and product research is to continue improving our patients’ quality of life with innovative products and treatment concepts. We remain confident that we are well-positioned to meet our challenges, in particular the global reimbursement structural changes, and we look forward to the opportunity to further improve quality outcomes under these payment models.”

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Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter of 2010 on Tuesday, May 4, 2010, at 3:30 p.m. CEDT / 9:30 a.m. EDT. The Company invites investors to view the live webcast of the call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,890,000 individuals worldwide. Through its network of 2,580 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 198,774 patients around the globe. Fresenius Medical Care also is the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three months ended
Statement of Earnings	March 31,
(in US-$ thousands, except earnings per share and per share data)	2010	2009	Change
(unaudited)

Net revenue
Dialysis care	2,170,784	1,923,321	12.9%
Dialysis products	711,345	636,489	11.8%
Total net revenue	2,882,129	2,559,810	12.6%

Cost of revenue	1,917,837	1,697,505	13.0%
Gross profit	964,292	862,305	11.8%
Selling, general and administrative	517,714	443,567	16.7%
Research and development	23,089	22,896	0.8%
Operating income (EBIT)	423,489	395,842	7.0%

Interest income	(5,839)	(4,274)	36.6%
Interest expense	73,264	78,564	(6.7%)
Interest expense, net	67,425	74,290	(9.2%)
Income before taxes	356,064	321,552	10.7%
Income tax expense1)	127,528	110,380	15.5%
Net income	228,536	211,172	8.2%
Less: Net income attributable to Noncontrolling interest1)	17,420	13,066
Net income attributable to FMC AG & Co. KGaA	211,116	198,106	6.6%

Operating income (EBIT)	423,489	395,842	7.0%
Depreciation and amortization	124,458	105,471	18.0%
EBITDA	547,947	501,313	9.3%

Total bad debt expenses	60,271	53,010

Earnings per ordinary share	$0.70	$0.67	5.9%
Earnings per ordinary ADS	$0.70	$0.67	5.9%

Weighted average number of shares
Ordinary shares	295,746,635	293,932,036
Preference shares	3,889,994	3,811,297

In percent of revenue
Cost of revenue	66.5%	66.3%
Gross profit	33.5%	33.7%

Selling, general and administrative	18.0%	17.3%
Research and development	0.8%	0.9%
Operating income (EBIT)	14.7%	15.5%
Interest expense, net	2.3%	2.9%
Income before taxes	12.4%	12.6%
Income tax expense	4.4%	4.3%
Net income attributable to Noncontrolling interest	0.6%	0.5%
Net income attributable to FMC AG & Co. KGaA	7.3%	7.7%

EBITDA	19.0%	19.6%

1)
Due to the adoption of the new accounting rule ASC 810 (US GAAP), tax expenses related to minority interests of partnerships were reclassified to noncontrolling interest in 2009. The effect is neutral to net income attributable to FMC AG & Co. KGaA.

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Fresenius Medical Care	Three months ended
Segment and Other Information	March 31,
(in US-$ million)	2010	2009	Change
(unaudited)

Net revenue
North America	1,960	1,774	10.5%
International	922	786	17.4%
Total net revenue	2,882	2,560	12.6%

Operating income (EBIT)
North America	306	272	12.6%
International	151	147	2.8%
Corporate	(34)	(23)	47.1%
Total operating income (EBIT)	423	396	7.0%

Operating income in percent of revenue
North America	15.6%	15.3%
International	16.4%	18.7%
Total	14.7%	15.5%

Employees
Full-time equivalents	69,329	65,670

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly	Three months ended
comparable US-GAAP financial measures	March 31,
(in US-$ million)	2010	2009
(unaudited)

Segment information North America
Net revenue	1,960	1,774
Costs of revenue and research and development	1,327	1,217
Selling, general and administrative	327	285
Costs of revenue and operating expenses	1,654	1,502
Operating income (EBIT)	306	272
Percent of revenue	15.6%	15.3%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	365	345
less internal sales	(166)	(148)
Dialysis products external sales	199	197
International
Dialysis products revenue incl. internal sales	603	514
less internal sales	(91)	(74)
Dialysis products external sales	512	440

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA	548	501
Interest expense, net	(67)	(74)
Income tax expense	(128)	(111)
Change in working capital and other non-cash items	(4)	(160)
Net cash provided by operating activities	349	156

Annualized EBITDA
Operating income (EBIT) last twelve months	1,783	1,680
Depreciation and amortization last twelve months	476	425
Non-cash charges	51	45
Annualized EBITDA	2,310	2,150

1)	EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	March 31,	December 31,
Balance Sheet	(unaudited)	(audited)
(in US-$ million)	2010	2009

Assets
Current assets	4,789	4,728
Intangible assets	8,397	8,371
Other non-current assets	2,687	2,722
Total assets	15,873	15,821

Liabilities and equity
Current liabilities	4,022	2,610
Long-term liabilities	4,724	6,181
Total equity	7,127	7,030
Total liabilities and equity	15,873	15,821

Equity/assets ratio:	45%	44%

Debt
Short-term borrowings	99	316
Short-term borrowings from related parties	10	10
Current portion of long-term debt and capital lease obligations	1,544	158
Long-term debt and capital lease obligations, less current portion	3,029	4,428
Trust Preferred Securities	628	656
Total debt	5,310	5,568

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Fresenius Medical Care
Cash Flow Statement
Three months ended March 31,	2010	2009
(in US-$ million)
(unaudited)

Operating activities
Net income	228	211
Depreciation / amortization	125	105
Change in working capital and other non cash items	(4)	(160)
Cash flow from operating activities	349	156

Investing activities
Purchases of property, plant and equipment	(106)	(112)
Proceeds from sale of property, plant and equipment	7	1
Capital expenditures, net	(99)	(111)
Free cash flow	250	45

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(84)	(37)
Proceeds from divestitures	2	1
Acquisitions, net of divestitures	(82)	(36)
Free cash flow after investing activities	168	9

Financing activities
Change in accounts receivable securitization program	(214)	—
Change in intercompany debt	—	15
Change in other debt	21	(34)
Proceeds from exercise of stock options	17	9
Distributions to noncontrolling interest	(34)	(14)
Contributions from noncontrolling interest	8	—
Dividends paid	—	—
Cash flow from financing activities	(202)	(24)

Effects of exchange rates on cash	(3)	(4)
Net decrease in cash	(37)	(19)

Cash at beginning of period	301	222
Cash at end of period	264	203

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended March 31,	2010	cc	2009	cc
(in US-$ thousands, except per-treatment revenue) (unaudited)

North America
Net revenue	1,959,689		1,773,813
Growth year-over-year	10.5%		6.4%

Dialysis care	1,760,389		1,577,088
Growth year-over-year	11.6%		5.5%
U.S. per treatment	355		338
Per treatment	348		332
Sequential growth	(0.6%)		0.5%
Growth year-over-year	5.0%		3.1%

Dialysis products
incl. internal sales	365,416		344,603
Growth year-over-year	6.0%		13.8%
External sales	199,299		196,724
Growth year-over-year	1.3%		14.2%

International
Net revenue	922,223		785,843
Growth year-over-year	17.4%	7.6%	(6.9%)	10.9%

Dialysis care	410,395		346,233
Growth year-over-year	18.5%	8.9%	(0.8%)	18.0%
Per treatment	166	152	151	179
Sequential growth	(4.3%)		(2.4%)
Growth year-over-year	10.0%	1.1%	(10.3%)	6.7%

Dialysis products
incl. internal sales	603,322		513,716
Growth year-over-year	17.4%	7.4%	(10.7%)	6.6%
External sales	511,828		439,611
Growth year-over-year	16.4%	6.7%	(11.2%)	5.9%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis care volume
Three months ended March 31, (unaudited)	2010	2009

North America
Number of treatments	5,034,516	4,744,551
Treatments per day	65,383	62,428
Per day sequential growth	2.2%	1.4%
Per day year-over-year growth	4.7%	3.4%
Same market growth year-over-year	4.1%	3.2%

International
Number of treatments	2,474,048	2,296,623
Same market growth year-over-year	4.3%	7.3%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended March 31, (unaudited)	2010	2009

North America
Costs of revenue and operating expenses
In percent of revenue	84.4%	84.7%
Selling, general and administrative
In percent of revenue	16.7%	16.1%
Bad debt expenses
In percent of revenue	2.9%	2.9%
Dialysis care operating expenses/treatment (in US-$)	290	282
Sequential growth	2.7%	2.0%
Growth year-over-year	2.6%	4.2%

Total Group
Costs of revenue and operating expenses
In percent of revenue	85.3%	84.5%
Selling, general and administrative
In percent of revenue	18.0%	17.3%
Effective tax rate	35.8%	34.3%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended March 31,	2010	2009
(in US-$ thousands, except number of de novos, unaudited)

Total Group
Operating cash flow	349,088	155,564
In percent of revenue	12.1%	6.1%

Free cash flow before acquisitions	250,047	44,857
In percent of revenue	8.7%	1.8%

Acquisitions and investments, net of divestitures	81,578	35,614

Capital expenditures, net	99,041	110,707
In percent of revenue	3.4%	4.3%

Maintenance	56,985	56,009
In percent of revenue	2.0%	2.2%

Growth	42,056	54,698
In percent of revenue	1.5%	2.1%

Number of de novos	17	32
North America	7	25
International	10	7

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
Three months ended March 31, (unaudited)	2010	2009

Total Group
Debt (in US-$ million)	5,310	5,672
Debt/EBITDA	2.3	2.6

North America
Days sales outstanding	52	59

International
Days sales outstanding	111	109

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Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended March 31,	2010	2009

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12g/dl	65%	62%
Hemoglobin = 10-13g/dl	87%	86%
Albumin >= 3.5 g/dl 1)	83%	80%
Phosphate= 3.5-5.5mg/dl	55%	53%
Hospitalization Days per patient 2) (12 months ending March 31)	9.9	10.4

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.6	3.6
Average body weight (in kg)	81	80
Prevalence of diabetes	55%	54%

1)	International standard BCR CRM470
2)	Hospitalization data for 2009 includes legacy RCG facilities

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended March 31,	2010	2009

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	95%	94%
Hemoglobin = 10-12g/dl	52%	51%
Hemoglobin = 10-13g/dl	77%	75%
Albumin >= 3.5 g/dl 1)	85%	84%
Phosphate= 3.5-5.5mg/dl	61%	61%
Hospitalization Days per patient (12 months ending March 31)	8.9	8.2

Demographics
Europe, Middle East and Africa
Average age (in years)	64	64
Average time on dialysis (in years)	4.8	4.6
Average body weight (in kg)	71	69
Prevalence of diabetes	29%	28%

1)	International standard BCR CRM470

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